WHITE & CASE

White & Cas 05010489
1155 Avenue ... ...ricas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED
2005 AUG 15 P 1:...

82-3950

August 12, 2005

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

SUPPL

Re: ~~Lenovo Group Limited~~ (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is being provided to the Securities and Exchange Commission (the "**Commission**") on behalf of our client, Lenovo Group Limited (the "**Company**"), a company incorporated under the laws of the Special Administrative Region of Hong Kong, People's Republic of China ("**Hong Kong**") and whose shares are listed on The Stock Exchange of Hong Kong Limited ("**HKEx**"), in order to update the information that the Company has provided to the Commission pursuant to Rule 12g3-2(b)(1)(ii) of the Securities Exchange Act of 1934 (as amended, the "**Exchange Act**"), as required by Rule 12g3-2(b)(1)(iv) of the Exchange Act.

On October 28, 1994, the Company applied for and was granted an exemption from the registration and reporting requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder (the "**Exemption**"). The Exemption was sought in connection with the establishment of a sponsored Level 1 American Depositary Receipt facility, with Citibank, N.A. as the depositary.

Pursuant to Rule 12g3-2(b)(1)(iv), please find attached to this letter as Exhibit A an updated list identifying the information that the Company would be required:

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

(a) to make public pursuant to the laws of Hong Kong;

(b) to file with HKEx and which would be made public by the HKEx; and

(c) to distribute to its security holders,

as well as the dates when such disclosures are or would be required to be made and the authority or authorities requiring such disclosure. This Exhibit A updates and supersedes in its entirety the information previously provided to the Commission by the Company.

dlw 8/17

Please contact Laura Sizemore (212 819-8373) or Yvette Marie G. Rodriguez (212 819-8234) with any questions or comments that you may have concerning the materials delivered herewith.

Kindly acknowledge receipt of this letter by stamping the duplicate copy of this letter and returning it to our messenger. Thank you for your attention to this matter.

Very truly yours,

Yvette Marie G. Rodriguez

cc: Lenovo Group Limited

Exhibit A

List of information required to be made public, filed with The Stock Exchange of Hong Kong Limited, the Hong Kong Companies Registry or distributed to securities holders

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
1.	Alteration of memorandum with respect to the objects of the company by special resolution	The special resolution must be filed within 15 days after the date of passing the special resolution.	Companies Registry - Section 8 Companies Ordinance
2.	Alteration of articles of association by special resolution	The special resolution must be filed within 15 days after the date of passing the special resolution. Where the articles of association are altered, the company shall within 15 days after the alteration deliver to the Registrar a printed copy of its articles as altered and certified as correct by an officer of the company.	Companies Registry - Section 13 Companies Ordinance
3.	Registration of memorandum and articles	The memorandum and articles should be delivered to the Registrar for registration as soon as practicable.	Companies Registry - Section 15 Companies Ordinance
4.	Change of name by special resolution	Notice (in prescribed form) and special resolution must be delivered to the Registrar within 15 days after the date of passing the special resolution.	Companies Registry – Section 22 Companies Ordinance
5.	Issue of any prospectus	No prospectus shall be issued unless the prospectus complies with the requirements of the Ordinance and has been authorized by the HKEx and registered by the Companies Registry.	Companies Registry - Section 38D Companies Ordinance
6.	Return as to allotments where a company issues new shares.	Within 1 month after allotment of shares a return of the allotments in the prescribed form should be delivered to the Registrar. Additionally, where shares are allotted otherwise than for a cash consideration, there should also be filed with the Registrar within that timeframe a copy of a contract in writing constituting the title of the allottee to the allotment together with a copy of any contract for sale, or for services or other consideration in respect of which that	Companies Registry - Section 45 Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		allotment was made, certified by an officer of the company.	
7.	An on-market (i.e., through the trading facilities of the HKEx) repurchase by a listed company of its own shares (including redeemable shares, if any)must be authorized by its articles and approved by an ordinary resolution of shareholders in a general meeting. Notice of any general meeting called for the purpose of approving the on-market purchase of its own shares must include an explanatory statement.	No purchase shall be made unless authorized by the shareholders in a general meeting	Companies Registry - Section 49BA Companies Ordinance
		Following an on-market repurchase, a filing must be made with the HKEx providing details of the repurchase. The notification must be made not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the listed company makes a purchase of shares. The listed company must also include details of share repurchases in its annual report.	HKEx – Rule 10.06(4) Listing Rules
8.	An off-market repurchase (i.e. not an on-market repurchase) by a listed company of its own shares (including redeemable shares, if any) must be authorized by its articles and approved by a special resolution of shareholders in a general meeting. Notice of any general meeting called for the purpose of approving the off-market purchase of its own shares must include: (a) in the case of a general offer: (i) copy of proposed general offer; (ii) statement by directors as to merits of the proposed offer; and (b) in any other cases: (i) copy of proposed purchase agreement, if any; (ii) memorandum of terms, if any (iii) statement by directors of merits of purchase.	No purchase shall be made unless authorized by the shareholders by an special resolution in a general meeting.	Companies Registry - Section 49BA Companies Ordinance
		The special resolution must be filed with the Companies Registry within 15 days after the date of passing the special resolution.	Companies Registry - Section 117(4)(a) Companies Ordinance
		Following an off-market repurchase, a filing must be made with the HKEx providing details of the repurchase. The notification must be made not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the listed company makes a purchase of shares. The listed company must also include details of share repurchases in its annual report.	HKEx – Rule 10.06(4) Listing Rules
9.	Return by company disclosing purchase of own shares	Within a period of 14 days beginning with the date on which any shares purchased by the company are delivered to it, a return of the shares purchased in the prescribed form should be delivered to the Registrar.	Companies Registry - Section 49G Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
10.	If a company having a share capital has (a) consolidated and divided its share capital into shares of a larger amount than its existing shares or (b) converted any shares into stock or (c) re-converted stock into shares or (d) sub-divided its shares or any of them or (e) redeemed any redeemable preference shares or (f) canceled any shares, otherwise than in connection with a reduction of capital under Section 58 of the Companies Ordinance, it shall give notice thereof (in prescribed form) to the Registrar.	Notice must be given to the Registrar within 1 month after such action is taken.	Companies Registry - Section 54 Companies Ordinance
11.	Where a company having a share capital has increased its share capital beyond the authorized capital it shall give notice to the Registrar.	Notice must be given to the Registrar within 15 days of the adoption of resolution authorizing the increase.	Companies Registry - Section 55 Companies Ordinance
12.	Where a company reduces its share capital, it shall obtain shareholders' approval by special resolution and apply by petition to the court for an order confirming the reduction.	Notice must be given to the Registrar within 15 days of the adoption of special resolution authorizing the increase. Reduction of share capital shall not be valid unless sanctioned by a court order and until such court order be registered with the Companies Registry.	Companies Registry - Section 58 and Section 61 Companies Ordinance
13.	Documents relating to rights of holders of special classes of shares must be filed with the Registrar. Every company, the share capital of which is divided into different classes of shares, shall deliver to the Registrar for filing a copy of any document or resolution attaching rights to any class of shares in the company which is not otherwise required by the Companies Ordinance to be so filed.	As soon as practicable.	Companies Registry - Section 64A Companies Ordinance
14.	Replacement of lost share certificate	Not later than 11 days from the issue of the new certificate, public notice of the issue thereof must be made in the Government Gazette.	Companies Registry - Section 71A Companies Ordinance
15.	Register of debentures	Every company shall send a notice (in prescribed form) to the Registrar of the place where the register of debenture-holders is kept and of any change in that place within 14 days of such change.	Companies Registry - Section 74A Companies Ordinance
16.	Interim accounts prepared for a proposed distribution	A copy should be sent to the Registrar.	Companies Registry - Section 79H

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
			Companies Ordinance
17.	Initial accounts, auditors' report and auditors' statement (if any) prepared for a proposed distribution	A copy should be sent to the Registrar.	Companies Registry - Section 79X Companies Ordinance
18.	Registration of charges with Registrar of Companies	Prescribed details of the charge must be filed with the Registrar within 5 weeks after the date of the charge's creation.	Companies Registry - Section 80 Companies Ordinance
19.	Notice of the situation of the registered office and of any changes to location	Within 14 days after the date of the incorporation of a company or the relevant change of location, as the case may be, notice must be sent to the Registrar.	Companies Registry - Section 92 Companies Ordinance
20.	Every company shall send notice to the Registrar of the place where its register of members is kept and any changes to location.	Within 14 days after the date of the incorporation of a company or the relevant change of location of the register, as the case may be, notice must be sent to the Registrar.	Companies Registry - Section 95 Companies Ordinance
21.	Annual return	The annual return shall be completed after the annual general meeting for the year and within 42 days of the date of the meeting the company shall forward it to the Registrar signed by both a director and by the secretary of the company.	Companies Registry - Section 109 Companies Ordinance
22.	Annual general meeting	The annual general meeting shall take place at intervals of not more than 15 months or such longer period as the Registrar may authorize in writing. The directors are obliged to present before the annual general meeting the audited accounts of the company for a period falling not more than 6 months prior to the date of Annual General Meeting.	Companies Registry - Section 111 and Section 122 Companies Ordinance
23.	Notice of Annual General Meeting	To be convened by giving not less than 21 days' prior notice in writing to shareholders.	Companies Registry - Section 114 Companies Ordinance
24.	Notice of Extraordinary (any meeting that is not an Annual General Meeting).	Where a special resolution is to be proposed, to be convened by giving not less than 21 days' prior notice in writing to shareholders.	Companies Registry - Section 114 Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		Where an ordinary resolution is to be proposed, to be convened by giving not less than 14 days' prior notice in writing to shareholders.	
25.	Registration of special and certain resolutions of shareholders	Within 15 days after passing the resolution, a printed copy should be forwarded to the Registrar.	Companies Registry - Section 117 Companies Ordinance
26.	Place where minute books kept	Every company shall notify the Registrar of the place where the books containing the minutes of proceedings of any meeting referred to are kept and the Registrar must be notified of any change in that place within 14 days of that change.	Companies Registry - Section 119A Companies Ordinance
27.	Right to receive copies of balance sheets and directors' and auditors' report	Not less than 21 days from the date of the general meeting at which the accounts are to be presented by the company, a copy of the balance sheet, including every document required by law to be annexed thereto, shall be sent to every shareholder and every holder of the company's debentures.	Companies Registry - Section 129G Companies Ordinance
28.	Removal of auditors	Within 14 days from the date of passing a resolution removing the auditor, notice should be given to the Registrar.	Companies Registry - Section 131 Companies Ordinance
29.	Resignation of auditor	Where a notice of resignation is deposited at a company's registered office, the company shall within 14 days of such deposit send a copy of such notice to the Registrar.	Companies Registry - Section 140A Companies Ordinance
30.	Disposal of any fixed assets where the value thereof and disposals in the preceding 4 months exceeds 33% of the fixed assets of the company	The directors of a listed company shall not carry out any proposals for disposing of certain fixed assets of the company unless there has been notification to, and approval by, shareholders in a general meeting.	Companies Registry - Section 155A Companies Ordinance
31.	Change of directors or secretaries or of their particulars	The company shall, within 14 days from the date of appointment or of a change, notify the Registrar.	Companies Registry - Section 158 Companies Ordinance
32.	Place where register of directors and secretaries may be kept	Every company shall on incorporation send notice to the Registrar of the place where its register of directors and secretaries is kept and shall notify the	Companies Registry - Section 158A Companies

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		Registrar of any change in that place within 14 days after such change.	Ordinance
33.	Particulars of loans to officers	Particulars of loans to officers must be disclosed in the annual audited accounts which are to be presented to the company in the general meeting.	Companies Registry - Section 161B Companies Ordinance
34.	Facilitation of reconstruction and amalgamation of companies	Where an order sanctioning a compromise or arrangement is made, a copy thereof should be delivered to the Registrar within 7 days of its making.	Companies Registry - Section 167 Companies Ordinance
35.	Order relating to application by a member that the affairs of the company are being conducted in a manner unfairly prejudicial to the interest of some members	A copy of the order should be delivered to Registrar for registration within 14 days of its making.	Companies Registry - Section 168A Companies Ordinance
36.	Winding up order	On the making of a winding up order a copy of the order shall forthwith be delivered by the company to the Registrar for registration.	Companies Registry - Section 185 Companies Ordinance
37.	Dissolution of company otherwise than by order of court. In the case of a company in respect of which the following conditions are satisfied: (a) the affairs of the company have been completely wound up; and (b) the liquidator has been granted his release by order of the court under Section 205.	The Official Receiver may deliver to the Registrar a certificate signed by the Official Receiver stating that the company is a company in respect of which those conditions are satisfied. The Registrar shall forthwith register any certificate and on the expiration of 2 years from the registration thereof the company shall be dissolved.	Companies Registry - Section 226A Companies Ordinance
38.	Dissolution of company by order of court	A copy of the order shall within 14 days from the date of the order be delivered by the liquidator to the Registrar.	Companies Registry - Section 227 Companies Ordinance
39.	Voluntary winding up in the case of inability to continue its business. The directors may, if they have formed the opinion that the company cannot by reason of its liabilities continue its business, deliver to the Registrar a statutory declaration that: (a) the company cannot by reason of its liabilities continue its business; (b) it is necessary that the company be wound up and that such winding up	A winding-up statement shall have no effect unless it is delivered to the Companies Registry for registration within 7 days after the date on which it is made.	Companies Registry - Section 228A Companies Ordinance

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
	be commenced under this section; and (c) meeting of the company and of its creditors will be called at a date not later than 28 days after delivery of the declaration to the Registrar.		
40.	Notice of resolution to wind up voluntarily	When a company has passed a resolution for voluntary winding up, it shall, within 14 days after the passing of the resolution, give notice of the resolution by advertisement in the Government Gazette.	Companies Registry - Section 229 Companies Ordinance
41.	Annual reports or summary financial reports	Not less than 21 days before the annual general meeting and not later than July 31 of each year, such reports must be furnished to the HKEx and the shareholders.	HKEx - Rule 13.46(a) Listing Rules (also required by Companies Ordinance)
42.	Interim reports in respect of the first six months of each financial year	Not later than December 31 of each year, such reports must be furnished to the HKEx and the shareholders.	HKEx - Rule 13.48(1) Listing Rules
43.	Preliminary announcements of results in respect of each financial year	At the next business day after the board approval of preliminary results and not later than July 31 of each year, such announcement must be furnished to the HKEx and public.	HKEx - Rule 13.49(1) Listing Rules
44.	Preliminary announcement in respect of results for the first six months of each financial year	At the next business day after board approval of interim results and not later than December 31 of each year, such announcement must be furnished to the HKEx and the public	HKEx – Rule 13.49(6) Listing Rules
45.	Notifications to the HKEx, all documents to be delivered to shareholders, press releases and/or announcements in newspapers in respect of price-sensitive or material matters, acquisitions, disposals, transactions with affiliated companies, breach of material loan agreements resulting in acceleration, director share dealings, movements in substantial shareholders, material business developments, etc.	As events arise (in some cases, within specified periods after events have arisen), disclosure must be made to the public (in some cases, the Hong Kong Securities and Futures Commission or the "SFC").	HKEx – Rule 13.09, Chapter 13 Listing Rules
46.	Winding-up, receivership, insolvency and liquidation	As events arise, promptly inform HKEx	HKEx –Rule 13.25 Listing Rules
47.	Announcement and circular to shareholders for notifiable transactions and connected transactions	Whenever the company enters into (i) a transaction (e.g. the acquisition or disposal of assets) that will be classified as a notifiable transaction (of	HKEx – Chapter 14 and 14A Listing Rules

	Event Requiring Public Filing or Disclosure	Timeframe	Authority
		which there are several categories in ascending order of reporting requirements) by reference to the size of the transaction relative to the size of the listed group, or (ii) a transaction with a related party (a connected transaction) that is not exempt from reporting or announcement requirements, depending on the size of the transaction, there may be one of three reporting requirements: (i) announcement only; (ii) announcement and circular to shareholders; or (iii) announcement and circular to shareholders, and requirement for shareholder approval. Additionally, prescribed details in relation to connected transactions known as continuing connected transactions (supply of goods or services on a recurring basis) must be disclosed in the annual report. The HKEx must be informed promptly of any transaction that is required to be announced. Any circular must be dispatched to shareholders no later than 21 days of the date of the publication of the announcement of the transaction, unless the HKEx grants an extension.	
48.	Notifications to the HKEx with respect to proposed amendments to the memorandum or articles of association, changes to the capital structure and changes in directors, secretary, auditors or registered address	As events arise, promptly inform the HKEx.	HKEx – Chapter 13 Listing Rules
49.	Notifications to the SFC, HKEx and the public with respect to takeover, merger and share repurchase related matters	As events arise, promptly inform the HKEx.	SFC, HKEx and public – Rule 13.52(2) Listing Rules, Takeovers Code Share Repurchases Code